FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of MAY 2005

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street., Vancouver, British Columbia, Canada V7Y 1C6

(Address of principal executive offices)

Attachments:

1.

News release dated May 2, 2005

2.

News release dated May 13, 2005

3.

News release dated May 18, 2005

4.

News release dated May 24, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: November 8, 2005

By:

“Kenneth W. Morgan”___

 Name

Its:

Chief Financial Officer, Secretary and director

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Filing Delayed

Vancouver BC – May 2, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) announces a delay in the filing of the Company’s year-end financial statements.

Recently implemented regulatory changes now require that the Company’s auditors review the working-paper file that Minera Petaquilla S.A.’s auditors in Panama used in preparation of the audited financial statements of Minera Petaquilla S.A. (Minera Petaquilla S.A. is a holding company in Panama jointly owned by Inmet Mining Corporation (48%), Petaquilla Minerals Ltd (52%) and managed by Teck Cominco Limited).

The Company and their auditors are in possession of the audited financial statements of Minera Petaquilla S.A., but delivery of the working-paper file has been delayed. We anticipate receipt of the working-paper file and the filing of our year-end financial statements prior to the end of this week.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Petaquilla Announces 2005 Year-End Report

Vancouver BC – May 13, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) announces the filing of the Company’s January 31, 2005 year-end financial statements.

Highlights of the 2005 Fiscal Year and the Subsequent Period

•

On October 12, 2004, the Company changed its name from Adrian Resources Ltd. to Petaquilla Minerals Ltd. to correspond with the Company’s Petaquilla project in Panama.

•

In December 2004, the Company announced a management change and appointed Michael Levy as president, replacing Dale McClanaghan.

•

On December 13, 2004, the Company entered into a letter of intent with Teck and Inmet.  Under the letter of intent, the Company may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to the Company, Teck and Inmet.

•

In December 2004, the Company resumed exploration within the Minera Petaquilla S.A. project in Panama. In January 2005, the Company announced that its base camp at the Molejon deposit was operational and that a trenching and surveying program had begun.

•

Trenching results announced in March 2005 clearly indicate that the Northwest zone of the Molejon deposit is a near-surface mineralized body returning significant gold grades. The Company hopes that additional exploration will significantly increase the current inferred gold resource that has been identified on the property, and plans to commence drilling in June or July of 2005.

•

In February 2005, The Company sold 500,000 of its shares held in treasury at a price of $0.65 per share for proceeds of $325,000. These shares were previously issued and reacquired by the Company some years ago pursuant to an issuer bid and were included in treasury stock. There was no changed to the number of shares issued and outstanding.

•

In April 2005, the Company announced it had recruited a number of respected industry professionals to its advisory board and welcomed a new director, Marco Tejeira, to the board.

Operations and Financial Condition

At January 31, 2005, the Company had total assets of $ 1,989,474 as compared with $2,670,561 at January 31, 2004. This decrease is primarily attributable to general and administrative expenses. Working capital at January 31, 2005 decreased to $870,543 from working capital of $1,807,149 at January 31, 2004 as a result of general and administrative expenses incurred by the Company, and as a result of the Company increasing its performance bond for the Minera Petaquilla project by $272,289.

Expenses for the year ended January 31, 2005 were $1,890,679, a substantial increase from $726,887 for the year ended January 31, 2004. The increase in expenses are primarily a response by the Company to improving copper prices, which have caused renewed interest in copper properties such as the Company’s Minera Petaquilla S.A. project. During the latter part of the previous fiscal year, the Company resumed paying certain executive salaries and raised additional capital, which contributed to increases in accounting and legal, consulting fees, filing fees, office administration, rent, stock-based compensation, travel, and wages and benefits.  The Company's largest cash outflow in the year ended January 31, 2005, other than the increase in the performance bond, was a result of general and administrative expenses of $1,890,679. Stock-based compensation, a non-cash expense, increased to $716,876 compared to $242,469 in the prior year, as a result of option grants during the year and the Company’s adoption of fair value based accounting for all stock based compensation. Expenditures relating to resource properties during the year were $234,664, as compared to $33,910 in the prior year. The Company also received net proceeds of $424,200 from the issuance of capital stock as the result of the exercise of options and warrants, compared to $87,850 in the previous year.   During the year ended January 31, 2004, the most significant contribution to working capital was the equity financing, which provided net proceeds of $2,043,947.

During the year ended January 31, 2005, the Company recorded a foreign exchange loss of $79,147, a gain on redemption of its performance bond of $198,142, and interest income of $18,266. During the year ended January 31, 2004, the Company recorded interest income of $57,964, and an exchange loss of $142,267. In April 2004, the Company agreed with Madison Enterprises Corporation (“Madison”), a company formerly related by virtue of common directors, to transfer certain office equipment with a net book value of $42,705 to Madison in exchange for Madison indemnifying the Company for lease costs of approximately $62,000 per year for four years for its former premises.

The net loss for the year ended January 31, 2005 was $1,798,273 or $0.04 per share as compared with a net loss for the year ended January 31, 2004 of $811,190 or $0.02 per share.

Other Information

Attached to this News Release are the consolidated financial statements for the twelve-month period ended January 31, 2005 and the twelve-month period ended January 31, 2004, excluding notes.

The full text of the 2005 year-end financial statements, including the management discussion and analysis, for the twelve-month and three-month periods ended January 31, 2005, is filed on SEDAR.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

		2005	2004

ASSETS

Current
Cash and cash equivalents		$ 891,548	$1 ,836,465
Receivables		71,263	88,392
Prepaid expenses		10,783	9,233

Total current assets		973,594	1,934,090

Property and equipment (Note 5)		49,825	42,705
Performance bond – restricted cash (Note 7)		966,055	693,766

		$ 1,989,474	$ 2,670,561

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities		$51,973	$83,662
Other accrued liabilities		51,078	43,279

Total current liabilities		103,051	126,941

Shareholders' equity
Capital stock (Note 8)
Authorized
100,000,000	common shares without par value
20,000,000	preferred shares without par value
Issued and outstanding
51,264,537	(2004 – 48,829,542) common shares	51,430,792	50,849,326
Contributed surplus (Note 8)		887,432	327,822
Deficit		(44,143,412)	(42,345,139)

		8,174,812	8,832,009
Treasury stock, at cost
Repurchased, not cancelled
1,660,200	(2003 – 1,660,200) common shares	(6,288,389)	(6,288,389)

		1,886,423	2,543,620

		$ 1,989,474	$ 2,670,561

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2005	2004	2003

EXPENSES
Accounting and legal	$161,203	$98,850	$35,089
Consulting fees	141,158	40,834	-
Depreciation	7,660	13,635	18,312
Filing fees	33,679	68,923	20,661
Insurance	547	863	900
Investor relations and shareholder information	98,790	43,562	25,241
Office administration	80,626	33,947	2,866
Rent	88,939	31,645	33,645
Resource property costs	234,664	33,910	31,638
Stock-based compensation (Note 9)	716,876	242,469	48,290
Travel	83,398	12,566	-
Wages and benefits	243,139	105,683	13,656

Total expenses	(1,890,679)	(726,887)	(230,298)

OTHER INCOME (EXPENSE)
Foreign exchange loss	(79,147)	(142,267)	(43,482)
Gain on redemption of performance bond (Note 7)	198,142	-	-
Interest income and amortization of discount on bond	18,266	57,964	71,363
Write-down of marketable securities	-	-	(11,685)
Write-down of property and equipment	(44,855)	-	-

Loss for the year	(1,798,273)	(811,190)	(214,102)

Deficit, beginning of year	(42,345,139)	(41,533,949)	(41,319,847)

Deficit, end of year	$ (44,143,412)	$ (42,345,139)	$ (41,533,949)

Basic and diluted loss per common share	$ (0.04)	$ (0.02)	$ (0.01)

Weighted average number of common shares outstanding	50,370,747	36,153,757	31,680,343

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (1,798,273)	$ (811,190)	$ (214,102)
Items not affecting cash:
Amortization of discount on bond included in interest income	-	(11,864)	(13,501)
Depreciation	7,660	13,635	18,312
Gain on redemption of performance bond	(198,142)	-	-
Stock-based compensation	716,876	242,469	48,290
Write-down of marketable securities	-	-	11,685
Write-down of property and equipment	44,855	-	-
Foreign exchange loss on performance bond	69,005	110,914	34,709

Changes in non-cash working capital items:
(Increase) decrease in receivables	17,129	(53,896)	(2,754)
(Increase) decrease in prepaid expenses	(1,550)	5,789	313
(Decrease) increase in accounts payable and accrued liabilities	(23,890)	(1,305)	60,003

Net cash used in operating activities	(1,166,330)	(505,448)	(57,045)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of capital stock	424,200	2,043,947	-
Joint venture loan payments	-	-	(69)

Net cash provided by (used in) financing activities	424,200	2,043,947	(69)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(59,635)	-	-
Proceeds from redemption of performance bond	891,908	-	-
Purchase of performance bond	(1,035,060)	-	-
Proceeds from reduction in performance bond	-	75,942	86,481

Net cash provided by (used in) investing activities	(202,787)	75,942	86,481

Change in cash and cash equivalents	(944,917)	1,614,441	29,367

Cash and cash equivalents, beginning of year	1,836,465	222,024	192,657

Cash and cash equivalents, end of year	$ 891,548	$ 1,836,465	$ 222,024

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Gold Dragon Options Rio Belencillo from Petaquilla

Vancouver BC – May 18, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) announces that the Company has granted Gold Dragon Capital Management Ltd. (“Gold Dragon”) an option (the “Option) to purchase its interests in the Rio Belencillo and Rio Petaquilla* concessions in Panama for $1,152,400, payable in capital stock of Gold Dragon.

* Note: The Rio Petaquilla concession is separate from the much larger Minera Petaquilla S.A. project, which is a joint venture between the Company, Inmet Mining and Teck Cominco.

Petaquilla Minerals Ltd. owns 68.88% of Zone 1 and 100% of Zone 2 of the Rio Belencillo Property Concession. Madison Enterprises Corp. owns the remaining 31.12% of Zone 1 and has the right to equal or better Gold Dragon’s offer on the Rio Belencillo for a period of 60 days. The Company owns 100% of the Rio Petaquilla Property Concession.

Gold Dragon Capital Management Ltd. is a privately held company holding primarily cash and equities of major exchange listed companies.  The number of shares of Gold Dragon to be issued to the Company if the Option is exercised will be calculated based on the value of Gold Dragon’s cash and equities plus exploration expenses under the agreement, less liabilities. The Company will become a significant shareholder of Gold Dragon if the Option is exercised.

In order to activate the Option, Gold Dragon must evidence ownership of a minimum of 1,025,000 shares of Petaquilla Minerals Ltd. within 120 days of the execution of the Option Agreement. Upon activation of the Option, Gold Dragon has the irrevocable right and option to purchase the concessions until May 7, 2006. Petaquilla will grant a nine-month extension provided Gold Dragon has spent a minimum of $100,000 CDN on developing the concessions prior to May 7, 2006. Gold Dragon must evidence ownership of a minimum of at least 2% of the issued and outstanding shares of Petaquilla Minerals Ltd. at the time Gold Dragon elects to exercise the Option.

The Company has also agreed to process the ore from the concessions for a fee through the facilities of its Molejon gold project, provided that the Molejon is operational.

Initial exploration on the Rio Belencillo by Madison Enterprises Corp. included 3756 meters of diamond drilling. The Rio Petaquilla is a 45 square kilometer exploration stage property located adjacent to Zone 1 of the Rio Belencillo.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

High-Grade Gold Trench Assays Confirmed

Vancouver BC – May 24, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) reports on the Company’s on-going trenching program at the epithermal Molejon gold deposit in north-central Panama.

Trenching results (March 4 and March 30, 2005 news releases) discovered high-grade gold intersections suggesting that high-grade gold shoots existed within the gentle dipping, tabular Northwest Zone.

To confirm the initial results, the Company re-sampled a selection of low and high-grade intersections within the initial trenches.  The following table compares the gold analysis from the initial channel sample with the second channel sample. The small variances in the comparative assays are well within accepted norms.

Sample Length (meters)	First Channel Sample Au (gr/ t)	Duplicate Channel Sample Au (gr/t)	Lithology
2.40	0.56	0.70	Quartz Breccia
2.90	1.11	1.39	Quartz Breccia
1.80	0.51	0.84	Quartz Breccia
2.50	3.04	3.96	Quartz Stock work
2.00	3.15	1.54	Quartz Breccia
2.70	5.80	5.65	Quartz Breccia
1.80	12.07	18.87	Quartz Breccia
2.0	15.16	16.32	Quartz Breccia
3.00	15.94	16.02	Quartz Breccia
1.20	18.70	17.5	Quartz Breccia
1.00	20.66	15.85	Quartz Stock work
2.90	25.09	26.10	Quartz Stock work
2.00	25.58	14.64	Quartz Breccia
1.20	40.03	43.73	Quartz Stock work
1.10	46.01	25.26	Quartz Breccia
1.75	34.34	32.9	Quartz Breccia
1.00	28.96	22.01	Quartz Stock work

Sample Result Analysis

The second set of channel sample duplicate the initial assay results from the first channel samples. Variation in the some of the high-grade samples is interpreted as sample volume variations in the duplicate channel sample of sub-vertical quartz veining.

These sub-vertical quartz veins and veinlets are associated with all the higher grade gold results found within the trenches and it is postulated that these structures define the high-grade shoots within the Northwest zone. If this interpretation were correct, then the 94-95 drilling in the northwest zone, which is predominately vertically orientated holes, would not have tested the sub-vertical high-grade structures.

Trenching is in progress on the Molejon deposit, with the objective of defining drill targets for a drill program planned to start by mid July.

Margaret Venable (PhD Geo.) was the on-site geologist supervising the trenching and sampling program on the Molejon Deposit.  David Nowak, (P.Geo.), has reviewed the data, and is the Qualified Person under the definition of Canadian National Instrument 43-101.

Acme Analytical Laboratories, Vancouver performed the preparation and assaying on the trench samples. Procedures included a 1 assay tonne Gold Fire assay and multi-element ICP analysis.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.